Filed by RightCHOICE Managed Care, Inc.
       Pursuant to Rule 425 under the Securities Act of 1933
            Subject Company:  RightCHOICE Managed Care, Inc.
                               Commission File No. 333-34750


The following communications contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the reorganization of RightCHOICE Managed Care, Inc., a Missouri corporation, are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Careful consideration should be given to risk factors included in RightCHOICE's reports filed with the Securities and Exchange Commission, especially the section entitled "Risk Factors" in "ITEM 1. BUSINESS" of RightCHOICE's Annual Report on Form 10-K for the year ended December 31, 1999.


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CEO 14474
Log 56859


 John A. O'Rourke
 Chairman, President & CEO
 RightCHOICE Managed Care, Inc
 1831 Chestnut Street
 St. Louis, MO 63103

 314-923-4444 - CEO
 314-923-6618 - FAX


SYM - RIT

Richard Franklin
March 13, 2000


     TWST:  Let's start out by your giving us a brief

overview of RightCHOICE Managed Care, Incorporated: the

company's history, services, activities, customers, those

kinds of things, please?

     Mr. O'Rourke: RightCHOICE is a managed care company

licensed by the Blue Cross Blue Shield Association to

provide Blue Cross and Blue Shield benefit plans in our

Missouri service area. Through our HealthLink subsidiary, we also do business in six contiguous states.  Our product mix

includes: Preferred Provider Organization (PPO) products,

point-of-service (POS) products, HMO products, and

traditional indemnity insurance.  Our business is

concentrated in the more traditional PPO and point-of-

service products as opposed to HMO, which is significant

considering recent increased demand for open access PPO- and

POS-type products.

     Blue Cross and Blue Shield of Missouri, the parent

company of RightCHOICE, is both the oldest and the largest

managed care company in the state.  We've been doing

business for more than 50 years. We originally started out

as separate Blue Shield and Blue Cross plans, and in the mid-

80s those plans were consolidated to create Blue Cross and

Blue Shield of Missouri.  In 1994, we established a company

called RightCHOICE.  We are among a handful of Blue Cross

and Blue Shield plans that are publicly traded.

     We are clearly the major player in the state of

Missouri in terms of membership, product mix and service.

Our total book of business is nearly twice the book of

business of our nearest competitor. We have a 26 percent

market share compared to our nearest competitor who has an

estimated 15 percent market share.

      When I became president of Blue Cross and Blue Shield

of Missouri and RightCHOICE back in February of 1997, our

financial performance was disappointing.  We were also

involved in a significant dispute with the state insurance

regulators and the Attorney General about our corporate

purposes.  In a three-year period this company has mended

its relationship with government and its financial picture

has improved dramatically.  We moved from a significant loss in 1997 to solid profit in 1999.  In 1997, we reported a $24

million loss.   That changed to a positive net income of

$5.6 million in 1998 and $17.2 million in 1999.  In 1998, we had an earnings-per-share of 30 cents, but in 1999 we posted an earnings-per-share of 92 cents.  This clearly documents a

dramatic change.   In 1998, we reached an accommodation with

the regulators in the state of Missouri and have,

subsequently, resolved a plethora of lawsuits that

threatened the companies' long-term prospects.

     TWST:  Congratulations on the turnaround. Could you

tell us more about RightCHOICE's competitive advantages?

What else sets the company apart from your competition?



     Mr. O'Rourke: There are a number of factors that set us

apart. One is clearly our comprehensive network of

physicians and hospitals that includes the best hospitals

and the widest selection of physicians. We also have the

benefit of the Blue Cross and Blue Shield name and mark,

which is known and highly valued in Missouri. To the public,

it signifies trust, dependability, financial strength, and

staying power. This is very important to consumers as they

consider purchasing health insurance. Because we are "Blue"

our members also have the opportunity to access other Blue

Cross and Blue Shield plans when they travel outside of

Missouri.  For example, if they were traveling in Florida,

their BlueCard is easily recognized and honored by

physicians and hospitals that contract with our sister plan.

This arrangement is unique in that our competition is often

either regionally or locally based.  Further, because we are

Missouri-based, we offer our clients the benefit of a local

presence which is valued when there are claims or customer

service issues to deal with.

     Another attribute that sets us apart in our market is

our strong relationship with the physician community. We

believe that physicians are absolutely critical to our long-

term survival, so we work hard to build relationships with

physicians that are predicated on trust and a mutuality of

business interests. An excellent example of that thinking is our innovative program called the Physician Group Partners

Program or PGPPSM for short.  The idea behind the program is to provide primary care physicians an opportunity to earn

additional compensation by improving patient satisfaction

and improving performance levels using nationally recognized health care industry standards while effectively managing

the costs trends.  PGPP's focus is in our HMO business, and

we currently have 573 primary care physicians that are

participating in this program.  During the last three years,

our experience with PGPPSM shows that the aggregate medical

cost trend for participating physicians in the program is 50 percent lower compared to non-PGPP physicians.  Good

physician relationships are critical to maintaining

credibility in the market.  We have an organization called

the Physician Consultative Committee.  We meet on a regular

basis with a group of physicians and leaders in the

community to discuss problems and facilitate an effective

dialogue on a range of issues.  The Committee has been

useful in helping us to identify important issues and

finding consensus-based solutions.

     Another factor that differentiates RightCHOICE is our

HealthLink network. Currently, our Blue Cross and Blue

Shield franchise is limited to the state of Missouri.

However, through HealthLink, we have established networks in six contiguous states including Iowa, Arkansas, Southern

Illinois, Indiana, West Virginia and Kentucky. On a stand-

alone basis, HealthLink covers a total of 1.5 million

members.  The expansion of HealthLink into these states

provides growth opportunities for RightCHOICE because it

allows us to sell non-"Blue" products outside of our

franchise area. The fact that we have business in those

areas gives us leverage in negotiations with the physicians

and hospitals.

     TWST:  Could you give us an idea of the growth

potential of your markets in the future?

     Mr. O'Rourke: We're seeing good growth in our markets

in terms of membership.  In the past year, premiums have

grown 15 to 20 percent yet we have grown about 5 percent in

our underwritten membership and our HealthLink business is

expanding at about 12 percent annually.

     Even with our large market share, there is plenty of

potential for further growth. Today, we are seeing an

increased interest in the more traditional PPO- and POS-type products.  Most of the growth in our market is occurring in

the PPO/POS benefit design and that's one of our primary

strengths. We are also seeing consolidation in terms of the

number of players in our market.  In the fall of 1999, six

insurance companies announced they were pulling out of the

small group and the individual market segments. Another

trend we are also seeing is that the financial condition of

key provider-sponsored plans is deteriorating. Today, they

are less aggressive in their pricing as in the past. So the

competitive landscape is changing and that is creating new

opportunities for RightCHOICE to grow.

     TWST:  Now those six companies, did they go under, or

were they bought, or what happened?

     Mr. O'Rourke: These companies came into the market

several years ago. They tried the market, bought market

share for a while, lost money, and decided to exit the

market completely.

     TWST:  Where would you like to see the company in three

years?

     Mr. O'Rourke: I would like to see RightCHOICE continue

to expand its market share and build its financial strength.

I would also like to position us as the one company that

provides superior service in conjunction with the best

hospitals and doctors in the region.  Achieving that will

demonstrate comparative value and improve profitability.

Currently, we are making real progress.  We are projecting a

20 percent to 25 percent increase in earnings-per-share for

2000.

     TWST:  What rate of gain do you see for the future

beyond the next year, if you can project?

     Mr. O'Rourke: We anticipate continued growth in

profitability.   I think the outlook for RightCHOICE is

strong. I feel confident that we have the right people,

products and services to continue to be successful in the

future.

     TWST:  You partially answered this: Are there any other

major changes expected in your markets over the next several years?

     Mr. O'Rourke: Government is always a major concern.  If

we get legislation that regulates how we price, increases

reporting requirements, or increases litigation risks, I

think the direct result could be further medical cost

inflation and this will put pressure on our stock.  Further,

we need to be mindful of the public's growing interest in

freedom of choice and their aversion for administrative

hassles. We're already seeing that with the increasing

popularity of PPO products.  With the prospect of further

regulation, we are prepared to meet the challenge.  Over

time, price may likely become less important than service to

quality conscious consumers.   Service includes fundamentals

like claims turnaround time, phone response time and

sensitivity in dealing with people. What ultimately gets and keeps the business is your reputation and ability to deliver

"value" to the consumer.   It's happening now, and it's

going to happen more intensely in the future.

     TWST:  How is RightCHOICE taking advantage of the

Internet?

     Mr. O'Rourke: We have a number of initiatives in that

area.   Our web site has a wide variety of very useful

information available to our members on the types of

products that we offer. Our web site also allows members to

access information on our provider network, so they can

locate providers and determine whether or not they are

participating in the various products. That's very important information to the membership.

     In the future, we will develop capabilities to sell our

products on the Internet.  Our capabilities to facilitate

interactions with the physician community will also grow.

Future potential enhancements include the ability to track

the status of claims and the ability to certify hospital

admissions.  There is plenty of potential for Internet

applications. There is no question that it can improve both

the quality and level of service we provide.

     TWST:  Where do you see the single biggest opportunity

for RightCHOICE, looking forward?

     Mr. O'Rourke: Our single biggest opportunity is our

ability to continue to foster growth through differentiating ourselves from our competitors relative to value.  I think

there's an enormous amount of opportunity for growth both in the state of Missouri and in the contiguous states because

there are many, many areas in Missouri and contiguous states that don't have a significant penetration of managed care. I believe that we're going to continue to see increased growth in managed care in spite of the negative publicity that our

industry has received.  This growth will come about because

the baby boom generation is aging, health care costs are

increasing, and people still want affordable benefit plans.

     In the future, the value of the Blue Cross and Blue

Shield name and mark will grow in importance.  It's a

trademark that is known among consumers like Coca-Cola or

McDonald's, and it's something that people can trust. It

signifies financial stability and dependability.  Our Blue

Cross and Blue Shield franchise positions us well in a

market that is becoming more intensely focused on value.

     TWST:  How about acquisitions, joint ventures,

partnerships, alliances, those kinds of things? Do you look

at any of those as part of your future?

     Mr. O'Rourke: There are numerous possibilities for

companies like RightCHOICE. Our strategy is to look at any

potential combination or alliance that makes good business

sense. Obviously, we are interested in maximizing

shareholder value and in serving our members.  As

opportunities present themselves, we will focus on those

things that position us for the long-term.

     TWST:  How is your management team doing? Are they

equipped to handle your ambitious growth strategy?

     Mr. O'Rourke: Our management team is superb -- it's one

of the best and brightest in our industry. During the past

three years, we have been fortunate to attract high caliber

people. Our strongest suit is the management team I have the good fortune to be leading.

     TWST:  Where are you focusing your time? Where are you

spending your time in the business?  What are you

concentrating on?

     Mr. O'Rourke: My primary focus is on the bottom line

and on the service we provide to our members. In addition,

I'm also focused on the legislative environment. I deal

extensively with Missouri's legislature in Jefferson City

and the Congress in Washington, D.C.   I was recently named

chairman of the Health Policy and Legislation Committee for

the national Blue Cross and Blue Shield Association. So,

some of my time and energy will be devoted to politics and

health policy.

     Because of the size of this company and our tradition

of community involvement, there are a number of

philanthropic projects I focus on at the local level. I'm

very fortunate to have a strong management team.

Responsibilities are clearly delineated and that allows me

to also focus on issues that are important to the company

but sometimes outside of the day-to-day business.

     TWST:  What should long-term investors look at in your

financial reports, your numbers?

     Mr. O'Rourke: Long-term investors need to look at the

changes that occurred between 1998 and 1999.  Our net income in 1998 was $5.6 million, in 1999 it was $17.2.  Our

earnings per share tripled from 1998 to 1999.  We

significantly reduced our medical loss ratio.  It went from

83.5 percent to 82.2 percent. Our medical margin, which is

what's left over after you pay medical claims, increased

from $19.90 to $23.68 on a per member per month basis. Total membership, including HealthLink, increased by about 200,000

members during that period.   Profit margins grew from 0.74

percent in 1998 to 2.22 percent in 1999.  When you weigh

these statistics, you realize the depth of the

transformation and the potential for the future.  Then look

to our projected earnings for 2000. We're expecting earnings per share to grow 20 percent to 25 percent. Anyone doing

their homework on RightCHOICE should realize that we have

plenty of opportunity for growth potential.

     TWST:  What are the primary factors affecting your

profit margins?

     Mr. O'Rourke: There are several.  One is clearly

revenue growth. There are two things that affect revenue

growth: total membership and premium levels. We're

projecting that for our underwritten membership, premium per member per month will go up between 9 percent and 10 percent in 2000. We're expecting a 3 percent to 5 percent increase

in underwritten membership.

     Another factor affecting margin is cost - G&A and

medical.  For 2000, we're projecting continued reductions in

G&A per member per month. There are also a number of

positive developments in terms of our ability to control

medical costs. We're expecting our medical trend to go up

between 7 percent and 9 percent, which is less than the

trend for the premium increases.     Importantly, we're also

seeing increased improvements in our ability to manage

pharmaceutical costs, which is an increasingly important

part of the equation. In the past year, we moved to a three-

tier co-payment program versus a two-tier co-payment

program. We are seeing that the trend for the three-tier as

compared to the two-tier, is about 50 percent less.

     TWST:  How do you feel about your current stock price?

     Mr. O'Rourke: I believe our stock is undervalued.

Currently, the stock is trading at around  $13.00. We've

seen some reduction in the stock price in the last couple of weeks, largely reflective of market volatility. Today, our

stock is a good value. One of the reasons why the stock

hasn't moved as quickly as we'd like is that there is a

limited amount of stock that's currently being traded.  As

we consummate the settlement agreement, which we hope to

finalize by the end of this year, we will be in a position

to sell additional stock and increase our float.

     TWST:  What are two or three reasons why long-term

investors should buy stock in RightCHOICE today?

     Mr. O'Rourke: I think one reason is that our business

has tremendous growth potential because of the aging of the

population and because of the continued inflation in medical costs. We are going to see continued demand for managed care products that offer real value.  Investors with a long-term

outlook should recognize the potential.  As far as

RightCHOICE is concerned, I think that the investor

community should focus on the fact that we've had eight

consecutive quarters of increased profitability. We have

made tremendous progress in resolving legal issues which

will enable us to realize even greater potential -- add to

that the fact that we are a Blue Cross and Blue Shield plan

with a highly recognized and valued brand trademark.  Any

savvy investor should see us as a smart investment

opportunity.



Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the following information filed herewith because it contains important information. The proxy statement/prospectus has been filed with the Securities and Exchange Commission by RightCHOICE Managed Care, Inc., a Delaware corporation, which will be the surviving corporation in the reorganization transaction described in the proxy statement/prospectus. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by RightCHOICE Managed Care, Inc. at the Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from RightCHOICE Managed Care, Inc. by directing such request to RightCHOICE Managed Care, Inc., 1831 Chestnut Street, St. Louis, Missouri, 63103, Attn: Investor Relations, telephone number: (314) 923-4831; e-mail: investors@abcbs.com.